

July 11, 2011

Via E-Mail
David P. Cedro
Chief Accounting Officer
Energy Partners, Ltd.
201 St. Charles Ave., Suite 3400
New Orleans, LA 70170

> **RE:** **Energy Partners, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011, as amended March 24, 2011**
> **File No. 1-16179**

Dear Mr. Cedro:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director